BancTrust Financial Group, Inc.
100 Saint Joseph Street
Mobile, Alabama 36602

January 24, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:           BancTrust Financial Group, Inc. - Registration Statement
                                 on Form S-1 (File No. 333-128183), filed September 8, 2005

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, BancTrust Financial Group, Inc. (the “Company”), requests the withdrawal of its Registration Statement on Form S-1 (File No. 333 – 128183) filed with the Securities and Exchange Commission on September 8, 2005, together with all amendments and exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it abandoned the offering contemplated by the Registration Statement in late 2005 prior to the Registration Statement being declared effective.

The Company confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

Should you have any questions regarding this request for withdrawal, please contact Brooks P. Milling, Esq. at (251) 694-6275.  Thank you for your assistance with this matter.

Sincerely,

BancTrust Financial Group, Inc.

By: /s/ F. Michael Johnson
F. Michael Johnson
Executive Vice President, Chief Financial
Officer and Secretary